UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Aspiriant Defensive Allocation Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11100 Santa Monica Boulevard, Suite 600
Los Angeles, California 90025

Telephone Number (including area code): (310) 806-4000

Name and address of agent for service of process:

Cogency Global Inc.

850 New Burton Road, Suite 201

Dover, Delaware 19904

COPY TO:

Benjamin D. Schmidt

Aspiriant, LLC

111 East Kilbourn Avenue, Suite 1700

Milwaukee, Wisconsin 53202

AND

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, D.C. 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes [ ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Los Angeles and state of California on the 22nd day of October 2019.

Aspiriant Defensive Allocation Fund

/s/ Robert J. Francais
Name:	Robert J. Francais
Title:	Initial Trustee and President

Attest:

/s/ Douglas S. Hendrickson
Name:	Douglas S. Hendrickson
Title:	Chief Financial Officer
Aspiriant, LLC